Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Detroit News - 05/12/2021 Page : A008

GM, LG unite over battery scrap recycling

Partnership seen as 'game changer' to aid environment, cut cost

BY KALEA HALL
The Detroit News

Detroit — General Motors Co. and battery cell manufacturing partner LG Energy Solution are partnering with a Canadian company to recycle battery cell manufacturing scrap — a move that aims to achieve environmental goals and cut costs.

Ultium Cells LLC, a joint venture between GM and LG, will work with recycling company Li-Cycle Corp. to recycle up to 100% of the material scrap from battery cell manufacturing with 95% percent of the materials going to the production of new batteries or for adjacent industries, the automaker said Tuesday.

Figuring out the recycling of raw battery materials, including lithium and cobalt, is an important step for all automakers to make, experts say, one that will continue to be important as automakers increase electric vehicle production.

"The more material that you can recycle and recover, either from production scrap or from end-of-life batteries, every pound that you can get from those sources is one less pound that you have to mine and process in virgin materials," said Sam Abuelsamid, principal analyst at Guidehouse Insights. He added that there's "potentially huge savings if they can use recovered materials rather than virgin material for the batteries — and the environmental impact is also huge."

But GM and LG do not know yet if the raw materials recycled and sent to Li-Cycle can then be reused in their Ultium battery production process.

"We're going to investigate that," Pablo Valencia, GM's senior manager of battery lifecycle, said in an interview Tuesday with The Detroit News.

And as far as if this will save GM and LG money, Valencia said: "We don't know that yet, but a really important point is that this recycling contract is a positive value to the material coming out of the plant."

Historically, lithium ion recycling "has cost more than what it was worth," Valencia explained. But then came a new wave of recyclers like Li-Cycle with processes that know "how to extract the highest level of value out of the scrap material."

"It's a game changer," he said. "It's a complete game changer."

Raw materials represent the majority of the cost in battery cells. Automakers, including GM, want to offer EVs at a range of prices, and lowering battery cell production costs could help.

"We're anticipating that the recycled material will provide an increase in flow of material into the

Please see Partnership, Page 9A



General Motors Co.

Ultium Cells, a joint GM, LG and Li-Cycle Corp. venture, will recycle raw materials from battery cell manufacturing.

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Partnership
Continued from Page 8A
market, and more material in a market always reduces costs,” Va-lencia said.
Since 2013, GM says it has recycled or reused 100% of the battery packs received from customers, including any packs replaced in a warranty service. Most GM EVs are repaired with refurbished packs.
GM has a goal of diverting more than 90% of its manufacturing waste from landfills and incineration globally by 2025. The automaker earlier this year set a goal of carbon neutrality by 2040.
“Efforts to ensure the recyclability of batteries and materials reflect the company’s broader efforts for reducing waste in manufacturing and sustainability in manufacturing,” said Stephanie Brinley, an automotive analyst at IHS Markit, in a statement. “In terms of battery manufacturing and electric vehicles, this is GM following through on environmental targets and commitments.” GM’s new Ultium batteries have a modular design, which makes them easier to reuse or recycle, the automaker said. The batteries will be recycled through a process called “hydrometallur-gical,” which emits 30% less greenhouse gas than traditional processes.
The automaker has two battery cell sites planned with LG. The first one in Lordstown, Ohio, will be up and running by early 2022. A second one in Spring Hill, Tennessee, is expected to come online in late 2023.
Ultium Cells awarded Li-Cycle “a multi-year contract” to receive scrap from the Lordstown battery cell facility to eventually turn it into new battery-grade materials, according to the recycler’s press release on the partnership. Financial details of the partnership weren’t released.
“Our combined efforts with Ultium Cells will be instrumental in redirecting battery manufacturing scrap from landfills and returning a substantial amount of valuable battery-grade materials back into the battery supply chain,” said Ajay Kochhar, Li-Cycle’s president and CEO and co-founder, in a statement.
Li-Cycle, which is preparing to go public this year through a publicly-traded special purpose acquisition company, just recently said it’s building a third battery material recycling plant in North America.
These plants, referred to as “spokes,” will process production scrap and end-of-life batteries, forming a “black mass” of battery materials to be separated from the copper and aluminum before being sent to Li-Cycle’s Roches-ter, New York, “hub” operation to be broken down into raw materials. The hub is still in the development stage and should go online by 2023.
“We definitely will continue to roll out our spoke network,” said Kunal Phalpher, Li-Cycle’s chief commercial officer, in an interview with The News.
Each spoke can handle 5,000 metric tons per year of material, he said. That’s equal to about 10,000 EVs annually “and that’s not going to be sufficient as we scale up here and the industry scales up ... we will definitely need more spokes.” The “hub” is designed to accept feeds from 12 spokes, he said.
Li-Cycle has worked with other automakers on recycling initiatives, though it didn’t specify which ones. But Phalpher noted that those partnerships “provide recycling services for their after sales departments. This new partnership with Ultium is unique as it pertains specifically to the battery scrap in Ultium’s battery manufacturing process, which Li-Cycle will recycle —bringing the raw materials back into the battery supply chain.”
khall@detroitnews.com Twitter: @bykaleahall
the third quarter of 2019 as the in-
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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as

amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.